Exhibit 1

CYREN Reports 2016 Second Quarter Financial Results

- - -

Continued Cybersecurity Momentum Generates 12% Year Over Year Revenue Growth

McLean, Va. – August 10, 2016 – CYREN (NASDAQ: CYRN) today announced its second quarter 2016 financial results for the period ending June 30, 2016.

“CYREN turned in a solid second quarter financial performance, resulting in the fourth straight quarter of top line revenue growth, while beating our expectations for bottom line results,” said Lior Samuelson, CEO and Chairman of the Board at CYREN. “We continue to see increased demand for our cybersecurity products, most notably CYREN WebSecurity (CWS) and CYREN EmailSecurity (CES), as enterprise customers continue to struggle with phishing attacks, ransomware, and zero day threats. The need for a cloud-based security intelligence solution that provides global visibility and protects customers in real time from multiple attack vectors has never been greater.”

CYREN experienced positive traction in the quarter with its recently released CWS 3.0 platform, which integrates multi-layered cyber threat capabilities, including a new advanced threat protection module, to stop zero-day threats, Advanced Persistent Threats (APTs) and evasive malware. The platform includes the industry’s first multi-sandbox array to isolate and identify previously unknown evasive malware and prevent users from being compromised through email or web-based attacks.

The CYREN Security Lab detected an unprecedented amount of new malware during the quarter, including several new families of ransomware – such as TeslaCrypt, CryptoWall, and Locky – which generated as many as 37 billion infected emails in a single day. In May, CYREN released a cyberthreat report that detailed the latest ransomware activity with best practices for enterprises to deal with ransomware attacks.

CYREN continued to build out its global sales and marketing team during the second quarter, with the addition of several key sales leaders in the United States and Europe. Key hires include industry veterans from enterprise security leaders such as Check Point, Websense, Rapid7, Zscaler, and Google. This expansion is a response to increased customer and partner interest in CYREN’s cloud web security platform, cyber intelligence and embedded solutions.

Second Quarter 2016 Financial Highlights:

●	Revenues for the second quarter of 2016 were $7.6 million, up 12% from $6.7 million for the second quarter of 2015, and $7.4 million for the first quarter of 2016. The revenue growth is attributed to additional CWS customers, as well as continued renewal and upsell for CYREN’s embedded and cyber intelligence solutions.

●	Non-GAAP revenues totaled $7.6 million for the second quarter of 2016, compared to $6.8 million for the second quarter of 2016, and $7.5 million last quarter. The difference between non-GAAP and GAAP revenue is derived from the fact that deferred revenues consolidated from acquired companies are recorded based on fair value rather than book value for GAAP purposes. This quarter represents the last quarter investors will see a difference between CYREN’s GAAP and non-GAAP revenues related to the 2012 acquisitions, as the deferred revenues associated with CYREN’s 2012 acquisitions have been completely exhausted.

●	GAAP net loss for the second quarter of 2016 was $0.8 million, compared to a net loss of $0.6 million in the second quarter of 2015, and a net loss of $1.5 million in the first quarter of 2016. The sequential improvement in net loss is primarily due to the impact of R&D grants received from the Israeli government as well as the timing of new sales and marketing hires between Q1 and Q2 2016.

●	GAAP loss per basic and diluted share for the second quarter of 2016 was $0.02, compared to a loss of $0.02 for the second quarter of 2015, and a loss of $0.04 for the first quarter of 2016.

●	Non-GAAP net loss for the second quarter of 2016 was $0.2 million, compared to a net loss of $1.2 million for the second quarter of 2015, and a net loss of $1.9 million in the first quarter of 2016.
●	Non-GAAP loss per basic and diluted share was $0.00 for the second quarter of 2016, compared to a loss of $0.04 in second quarter of 2015 and a loss of $0.05 in first fourth quarter of 2016.
●	Cash used by operating activities during the second quarter was $0.2 million, compared to cash generated by operating activities of $0.3 million in the second quarter of 2015, and cash generated by operating activities of $2.9 million during the first quarter of 2016.

●	Cash balance as of June 30, 2016 was $13.0 million, compared to $7.9 million as of June 30, 2015 and $14.0 million as of March 31, 2016. CYREN had previously terminated its line of credit during the first quarter 2016, and finished the second quarter with no debt.

For information regarding the non-GAAP financial measures discussed in this release, please see "Use of Non-GAAP Financial Measures" and "Reconciliation of Selected GAAP Measures to Non-GAAP Measures."

Recent Business Highlights:

●	During the quarter, CYREN added new CWS customers focused on leveraging the advanced protection capabilites in CWS 3.0, including the ability to combat APTs using multi-sandbox array technology, and the platform’s incident response management. The latest CWS 3.0 customers add to a growing base of enterprise and SMB customers who are using CWS as a full cloud-based secure web gateway or as a DNS-based security platform to enforce corporate web security policies.

●	In May, CYREN was awarded a cybersecurity grant from the National Authority for Technological Innovation (NATI), formerly known as the Office of the Chief Scientist (OCS), at Israel’s Ministry of Economy and Industry. The grant, which is valued at approximately $850,000, will offset development costs in 2016 and had a significant impact of reducing R&D expenses during Q2.

●	CYREN recently released its highly cited Q2 CyberThreat Report, which details the Locky ransomeware phenomenon, 2016’s most prolific malware to date. CYREN’s antimalware engine was one of the first in the industry to detect Locky and its various strains, which represented more than 76% of all malware distributed in February and March of this year.

●	The company announced several key appointments to lead both U.S. and EMEA sales efforts for CYREN WebSecurity. Most recently, Atif Ahmed joined CYREN as Vice President of EMEA Sales to oversee all sales, services and strategic channels and alliances within Europe, the Middle East and Africa regions. Atif joins CYREN from AppSense, which was acquired by LANDESK, and he previously held senior sales management roles with Websense (Forcepoint) and Check Point.

●	CYREN partnered with Osterman Research to release the results of its 2016 Benchmarking Survey that examines web security adoption within SMBs and mid-market organizations with 100 to 3,000 employees. The survey indicates that an astounding 71 percent of SMBs were hacked in the past year, and 29 percent of respondents are moving toward cloud-based web security solutions.

●	Throughout the quarter, CYREN participated in several investor conferences, including the 13th Annual Craig-Hallum Institutional Investor Conference held in Minneapolis in June. CYREN is participating in upcoming events including the IP EXPO Europe 2016 conference in London, and the itsa 2016 IT Security Expo and Congress in Nuremberg, Germany.

Financial Results Conference Call:

The company will also host a conference call at 10 a.m. Eastern Time (5 p.m. Israel Time) on Wednesday, August 10, 2016.

US Dial-in Number:	1-888-312-9863
Israel Dial-in Number:	1-80-924-5905
International Dial-in Number:	1-719-785-1748

The call will be simultaneously webcast live on the investor relations section of CYREN's website at http://www.cyren.com/ir.html.

For those unable to participate in the live conference call, a replay will be available until August 24, 2016. To access the replay, the U.S. dial in number is 1-877-870-5176 and the non-U.S. dial in number is 1-858-384-5517. Callers will be prompted for replay conference ID number 8435148. An archived version of the webcast will also be available on the investor relations section of the company's website.

About CYREN

CYREN (NASDAQ and TASE: CYRN) protects more than 600 million users against cyber attacks and data breaches through its cloud-based web, email, mobile and endpoint security solutions. Relied upon by many of the world’s largest technology companies such as Dell, Google, McAfee and Microsoft, CYREN offers enterprise-focused security as a service (SecaaS) solutions as well as embedded solutions for software and security providers . CYREN’s global cloud security platform processes more than 17 billion daily transactions and uses innovative zero-day protection technology to proactively block over 130 million threats each day. Learn more at www.cyren.com.

Blog: blog.cyren.com

Facebook: www.facebook.com/CyrenWeb

LinkedIn: www.linkedin.com/company/cyren

Twitter: twitter.com/CyrenInc or twitter.com/cyren_ir

To download CYREN's investor relations app please visit Apple's App Store for the iPhone and iPad or Google Play for Android mobile devices.

Use of Non-GAAP Financial Measures

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude: stock-based compensation expenses, amortization of acquired intangible assets, executive termination costs, deferred taxes and deferred revenues related to acquisitions, one-time settlement agreements, reorganization expenses, adjustments to earn-out obligations and capitalization of technology. The purpose of such adjustments is to give an indication of the company's performance exclusive of non-cash charges and other items that are considered by management to be outside of the company's core operating results. The company's non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with the company's consolidated financial statements prepared in accordance with GAAP.

Company management regularly uses supplemental non-GAAP financial measures internally to understand, manage and evaluate the business and make operating decisions.

These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. The company believes this adjustment is useful to investors as a measure of the ongoing performance of the business. The company believes these non-GAAP financial measures provide consistent and comparable measures to help investors understand the company's current and future operating cash flow performance. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. Reconciliation between results on a GAAP and non-GAAP basis is provided in a table immediately following the Consolidated Statements of Income. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when evaluating the business internally and therefore felt it important to make these non-GAAP adjustments available to investors.

This press release contains forward-looking statements, including projections about the company's business, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. For example, statements in the future tense, and statements including words such as "expect," "plan," "estimate," "anticipate," or "believe" are forward-looking statements. These statements are based on information available at the time of the press release and the company assumes no obligation to update any of them. The statements in this press release are not guarantees of future performance and actual results could differ materially from current expectations as a result of numerous factors, including business conditions and growth or deterioration in the internet security market, technological developments, products offered by competitors, availability of qualified staff, and technological difficulties and resource constraints encountered in developing new products, as well as those risks described in the company's Annual Reports on Form 20-F and reports on Form 6-K, which are available through www.sec.gov.

Company Contact
Mike Myshrall, CFO
CYREN
+1 703 760 3320
mike.myshrall@CYREN.com

Israel Investor Contact:

Iris Lubitch

SmarTeam

+972.54.2528007

iris@smartteam.co.il

Media Contact
Matthew Zintel
Zintel Public Relations
+1 281 444 1590
matthew.zintel@zintelpr.com

CYREN LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands of U.S. dollars, except per share amounts)

	Three months ended		Six months ended
	June 30		June 30
	2016	2015	2016	2015
	Unaudited	Unaudited	Unaudited	Unaudited

Revenues	$7,559	$6,726	$14,970	$13,719

Cost of revenues	2,417	2,105	4,322	4,168

Gross profit	5,142	4,621	10,648	9,551

Operating expenses:

Research and development, net	2,122	1,799	4,421	4,508

Sales and marketing	2,113	2,197	4,941	4,439

General and administrative	1,731	1,295	3,468	2,709

Adjustment of earn-out obligation	-	(75)	-	(77)

Total operating expenses	5,966	5,216	12,830	11,579

Operating loss	(824)	(595)	(2,182)	(2,028)

Other income	-	4	7	4

Financial expense, net	(40)	(132)	(133)	(283)

Loss before taxes	(864)	(723)	(2,308)	(2,307)

Tax benefit (expense)	25	75	(26)	(11)

Net loss	$(839)	$(648)	$(2,334)	$(2,318)

Loss per share - basic	$(0.02)	$(0.02)	$(0.06)	$(0.07)

Loss per share - diluted	$(0.02)	$(0.02)	$(0.06)	$(0.07)

Weighted average number of shares outstanding:
Basic	39,121	31,444	39,121	31,421

Diluted	39,121	31,444	39,121	31,421

CYREN LTD.

RECONCILIATION OF SELECTED GAAP MEASURES TO NON-GAAP MEASURES
(in thousands of U.S.dollars, except per share amounts)

	Three months ended		Six months ended
	June 30		June 30
	2016	2015	2016	2015
	Unaudited	Unaudited	Unaudited	Unaudited

GAAP operating loss	$(824)	$(595)	$(2,182)	$(2,028)
Stock-based compensation (1)	250	270	497	533
Amortization of intangible assets (2)	840	383	1,234	768
Adjustment to earn-out liabilities (3)	-	(75)	-	(77)
Executive terminations (5)	57	-	57	-
Adjustment to deferred revenues (6)	24	42	66	85
Settlement agreements (7)	-	(628)	-	(628)
Capitalization of technology (8)	(459)	(505)	(1,406)	(505)
		-
Non-GAAP operating loss	$(112)	$(1,108)	$(1,734)	$(1,852)

GAAP net loss	$(839)	$(648)	$(2,334)	$(2,318)
Stock-based compensation (1)	250	270	497	533
Amortization of intangible assets (2)	855	383	1,249	768
Adjustment to earn-out liabilities (3)	-	(52)	-	(29)
Amortization of deferred tax assets (4)	(73)	(82)	(150)	(165)
Executive terminations (5)	57	-	57	-
Adjustment to deferred revenues (6)	24	42	66	85
Settlement agreements (7)	-	(628)	-	(628)
Capitalization of technology (8)	(459)	(511)	(1,437)	(511)
				-
Non-GAAP net loss	$(185)	$(1,226)	$(2,052)	$(2,265)

GAAP loss per share (diluted)	$(0.02)	$(0.02)	$(0.06)	$(0.07)
Stock-based compensation (1)	0.01	0.01	0.02	0.02
Amortization of intangible assets (2)	0.02	0.01	0.03	0.02
Adjustment to earn-out liabilities (3)	0.00	(0.00)	0.00	(0.00)
Amortization of deferred tax assets (4)	(0.00)	(0.00)	(0.00)	(0.01)
Executive terminations (5)	0.00	0.00	0.00	0.00
Adjustment to deferred revenues (6)	0.00	0.00	0.00	0.00
Settlement agreements (7)	0.00	(0.02)	0.00	(0.02)
Capitalization of technology (8)	(0.01)	(0.02)	(0.04)	(0.02)

Non-GAAP loss per share (diluted)	$(0.00)	$(0.04)	$(0.05)	$(0.07)

Numbers of shares used in computing non-GAAP loss per share (diluted)	39,121	31,444	39,121	31,421

(1) Stock-based compensation
Cost of revenues	$15	$18	$27	$34
Research and development	83	73	166	137
Sales and marketing	53	63	106	136
General and administrative	98	116	198	226

	$250	$270	$497	$533
(2) Amortization of intangible assets
Cost of revenues	$650	$188	$856	$378
Research and development	-	1	-	1
Sales and marketing	190	194	378	389
Financial expenses, net	15	-	15	-

	$855	$383	$1,249	$768
(3) Adjustment to earn-out liabilities
General and administrative	$-	$(75)	$-	$(77)
Financial expenses, net	-	23	-	48

	$-	$(52)	$-	$(29)
(4) Amortization of deferred tax assets
Tax benefit (expense)	$(73)	$(82)	$(150)	$(165)

	$(73)	$(82)	$(150)	$(165)
(5) Executive terminations
Sales and marketing	57	-	57	-

	$57	$-	$57	$-
(6) Adjustment to deferred revenues
Revenues	$24	$42	$66	$85

	$24	$42	$66	$85
(7) Settlement agreements
General and administrative	$-	$(628)	$-	$(628)

	$-	$(628)	$-	$(628)
(8) Capitalization of technology
Research and development	$(459)	$(505)	$(1,406)	$(505)
Financial expenses, net	-	(6)	(31)	(6)

	$(459)	$(511)	$(1,437)	$(511)

CYREN LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)

	June 30	December 31
	2016	2015
	Unaudited	Audited

Assets
Current Assets:
Cash and cash equivalents	$12,968	$16,379
Trade receivables, net	3,697	3,849
Prepaid expenses and other receivables	1,315	949
Total current assets	17,980	21,177

Lease deposits	307	79
Severance pay fund	596	700
Property and equipment, net	2,386	2,321
Goodwill and intangible assets, net	30,726	30,128
Total long-term assets	34,015	33,228
Total assets	$51,995	$54,405
	(4,751.48)
Liabilities and Shareholders’ Equity
Current Liabilities:
Credit line	$-	$4,169
Trade payables	610	603
Employees and payroll accruals	2,106	2,500
Accrued expenses and other liabilities	1,262	764
Earn-out consideration	2,401	2,346
Deferred revenues	4,645	3,269
Total current liabilities	11,024	13,651

Deferred revenues	2,693	824
Deferred tax liability	1,539	1,627
Accrued severance pay	762	824
Other liabilities	134	131
Total long-term liabilities	5,128	3,406

Shareholders’ equity	35,843	37,348
Total liabilities and shareholders’ equity	$51,995	$54,405

CYREN LTD.

CONDENSED CONSOLIDATED CASH FLOW DATA
(in thousands of U.S. dollars)

	Three months ended		Six months ended
	June 30		June 30
	2016	2015	2016	2015
Cash flows from operating activities:	Unaudited	Unaudited	Unaudited	Unaudited

Net loss	(839)	$(648)	$(2,334)	$(2,318)

Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Loss on disposal of property and equipment	1	-	3	-
Depreciation	320	329	643	649
Stock-based compensation	250	270	497	533
Amortization of intangible assets	855	383	1,249	768
Accrued interest, accretion of discount and exchange rate differences on credit line	-	22	(19)	65
Accretion and change in fair value of earn-out consideration, net	-	(52)	(0)	(29)

Changes in assets and liabilities:
Trade receivables	(31)	183	98	943
Deferred taxes	(47)	(80)	(120)	(124)
Prepaid expenses and other receivables	(171)	(312)	(363)	(1,089)
Change in long-term lease deposits	(214)	(6)	(228)	(8)
Trade payables	155	(83)	(54)	96
Employees and payroll accruals, accrued expenses and other liabilities	154	48	114	(692)
Deferred revenues	(580)	173	3,247	(607)
Accrued severance pay, net	(18)	24	42	42
Other long-term liabilities	(2)	(0)	(3)	(0)
Net cash provided by (used in) operating activities	(167)	251	2,772	(1,771)

Cash flows from investing activities:

Capitalization of technology, net of grants received	(459)	(511)	(1,437)	(511)
Purchase of property and equipment	(386)	(227)	(649)	(401)
Net cash used in investing activities	(845)	(738)	(2,086)	(912)

Cash flows from financing activities:

Proceeds from capital issuance, net	-	(153)	-	(153)
Proceeds from credit line	-	-	-	4,400
Repayment of credit line	-	(73)	(4,150)	(4,873)
Proceeds from options exercised	-	84	-	153
Net cash used in financing activities	-	(142)	(4,150)	(473)
Effect of exchange rate changes on cash and cash equivalents	(46)	10	53	(37)
Decrease in cash and cash equivalents	(1,058)	(619)	(3,411)	(3,193)
Cash and cash equivalents at the beginning of the period	14,026	8,489	16,379	11,063
Cash and cash equivalents at the end of the period	$12,968	$7,870	$12,968	$7,870